Exhibit 10.1

November 23, 2020

Kim M. Smith-Whitley, MD

Dear Kim,

Global Blood Therapeutics, Inc. (the “Company”) is pleased to offer you employment on the following terms:

1. Position. Your title will be EVP, Head of Research & Development, and you will report to Ted Love, President and CEO. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Cash Compensation. The Company will pay you a starting salary at the rate of $510,000 per year, payable in accordance with the Company’s standard payroll schedule. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. In addition to your base salary, you will be eligible to participate in the annual performance-based Cash Incentive Bonus Plan, which is based on the achievement of Company performance goals and your personal goals to be set with your manager. Your initial bonus target for the Company’s fiscal year (January 1 through December 31) shall be 50% of your base salary and will be paid according to the terms of the Bonus Plan, which is subject to change at the Company’s discretion, and prorated accordingly for any fiscal year in which you do not work a full twelve months. If your employment start date is before October 1st, you will be eligible for a bonus payment for the applicable fiscal year, otherwise you will participate in the following fiscal year.

3. Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. Should you decide to participate in the Company health benefits program, your coverage will begin the first day of the month following your start date. In addition, you will be entitled to accrue up to 20 days of paid time off per year in accordance with the Company’s policy.

4. Equity. Subject to the approval of the Company’s Board of Directors or its designee, you will be granted equity awards as described in this section, consisting of a stock option award, an award of restricted stock units with time-based vesting, and an award of restricted stock units with performance-based vesting. Specifically, you will be granted an option to purchase 35,500 shares of the Company’s Common Stock. The option will be subject to the terms and conditions applicable to options granted under the Company’s Amended and Restated 2017 Inducement Equity Plan (the “2017 Plan”), as described in the 2017 Plan and the applicable stock option agreement. The exercise price per share will be determined when the option is granted. You will vest in 25% of the option shares 12 months after your employment start date, and the balance will vest in equal quarterly installments of 6.25% per quarter over the next 36 months, in each case subject to your continuous service, as described in the applicable stock option agreement. In addition, you will be granted 24,160 time-based Restricted Stock Units (“RSUs”) of the Company’s Common Stock. This award of RSUs will be subject to the terms and conditions applicable to RSU awards granted under the 2017 Plan, as described in the 2017 Plan and the applicable RSU award agreement. You will vest in 25% of the RSU shares after 12 months of continuous service from the vesting start date specified in the RSU award agreement (with vesting to commence after your employment start date), and the balance will vest in equal six-month installments (of 12.5% per installment) over the next 36 months of continuous service, as described in the applicable RSU award agreement. In addition, you will be granted 42,400 performance-based RSUs of the Company’s Common Stock. This award of RSUs will be subject to the terms and conditions applicable to performance-based RSU awards granted under the Company’s Amended and Restated 2015 Stock Option and Incentive Plan (the “2015 Plan”), as described in the 2015 Plan and the applicable RSU award agreement. You will vest in the performance-based RSUs as follows:

Upon the first instance of the Company’s achievement, on or before June 30, 2024, of the applicable Stock Price Hurdles set forth below, subject to your continued employment or other service relationship with the Company through such vesting date (the “Hurdle Achievement Date”), 50% of the corresponding number of RSUs shall vest on such Hurdle Achievement Date and the remaining 50% of the corresponding number of RSUs shall vest on the first anniversary of such Hurdle Achievement Date, subject to the your continued employment or other service relationship with the Company through such date.

Stock Price Hurdle	Number of RSUs		Aggregate % of Target Award
$72.80	—		—
$109.20	8,480	(20%)	20%
$145.60	14,840	(35%)	55%
$182.00	19,080	(45%)	100%

The performance-based RSUs shall be subject to additional terms and conditions, including with respect to their treatment upon a Sale Event (as defined in the 2015 Plan), consistent with those applicable to the performance-based RSUs previously approved by the Compensation Committee of the Board and granted to selected employees at the EVP level. This grant of performance based-RSUs is contingent upon the Company’s stock price not exceeding $80.00 per share, which is 10% above the base price provided above (with the stock price per share to be calculated based on the 20-trading day average stock price immediately preceding your start of employment).

5. Relocation Bonus. The Company will pay you a one-time bonus of $75,000 (the “Relocation Bonus”), subject to applicable payroll deductions and tax withholdings if relocation of your primary residence to the Bay Area in Northern California occurs prior to June 30, 2022. If you voluntarily leave the Company or your employment with the Company is terminated by the Company with Cause (as defined in the Change in Control Policy, defined below), on or before the first anniversary of the date the Relocation Bonus is paid, then you agree to repay the total gross amount of the Relocation Bonus within 30 days of your last date of employment.

6. Change in Control. You will be eligible to participate in the Company’s Amended and Restated Severance and Change in Control Policy (the “Change in Control Policy”). In accordance with the policy’s terms, which the Company retains the right to amend, revise, change or end at any time, if your employment is terminated without Cause (as defined in the Change in Control Policy) within one year after the closing of a Sale Event, you will receive certain benefits provided that you first execute and not revoke a severance agreement including a general release of claims. Currently those benefits are: (a) full acceleration of vesting of your outstanding equity awards under the Company’s equity plan applicable to your equity awards (as set forth in the applicable plan); (b) a lump sum equal to twelve months of your base salary; (c) a lump sum equal to your then-current target bonus; and (d) if you are participating in the Company group health plan immediately prior to termination and you elect COBRA, a monthly cash payment for twelve months equal to the Company’s monthly premium contribution. This section is not intended to modify the Change in Control Policy and is provided merely as an introductory summary of the policy’s current terms. A copy of the Change in Control Policy will be available from Human Resources upon request after your start date.

7. Employee Confidentiality and Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Employee Confidentiality and Assignment Agreement, a copy of which is attached hereto as Exhibit A.

8. Background Check. The Company may conduct a background or reference check (or both). If so, then you agree to cooperate fully in those procedures, and this offer is subject to the Company’s approving the outcome of those checks, in the discretion of the Company.

9. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, reporting relationship, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by both you and a duly authorized officer of the Company.

10.    Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

11.    Interpretation, Amendment and Enforcement. This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company will be governed by California law, excluding laws relating to conflicts or choice of law. Prior to your start of employment with the Company, you and the Company intend to enter into a consulting arrangement, in terms and conditions separate from this letter agreement. You understand and agree that none of the terms and conditions of this agreement will apply during the period of your consultancy, which will be governed by a separate contract to be entered into no later than December 18, 2020 (or such other date as you and I (as an authorized party on behalf of the Company) may agree to in writing (without the need to formally amend this offer letter).

* * * * *

We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing this employment agreement and the enclosed Employee Confidentiality and Assignment Agreement and returning them to me. This offer, if not accepted, will expire at 5:00pm on Friday, November 27, 2020. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. Your employment is also contingent upon your starting work with the Company on May 3, 2021, or such other date as you and I (as an authorized party of the Company) may agree to in writing (without the need to formally amend this offer letter).

If you have any questions, please call me at [***].

Very truly yours,

/s/ Eric Fink

Eric Fink Chief Human Resources Officer GLOBAL BLOOD THERAPEUTICS, INC.

I have read and accept this employment offer:

/s/ Kim Smith-Whitley
Kim Smith-Whitley

Date: 11/14/2020

Attachment

Exhibit A: Employee Confidentiality and Assignment Agreement